FOR IMMEDIATE RELEASE

CONTACT:

Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES
Q3 RESULTS

Net Loss for Quarter Improves Over Last Year

VANCOUVER, CANADA, January 6, 2005, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces its operating results, for the third quarter of its 2004 fiscal year ended November 30, 2004 and the first three quarters of this fiscal year.

During Q3 the Company recorded a net loss of ($434,000 US) [$539,000 Cdn] or ($0.03 US) [$0.04 Cdn] per share versus ($570,000 US) [$760,000 Cdn] or ($0.04 US) [$0.05 Cdn] in the same quarter last year.

Revenues for the quarter were $7,022,000 US [$8,731,000 Cdn] compared to $9,370,000US [$12,490,000 Cdn] in Q3 2003. The reduction in revenue principally resulted from (1) the discontinuance of the Little Debbie’s® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company rebuilding its sales efforts there.

For the first nine months of its 2004 fiscal year ended February 28, 2005, the Company reported net income of $475,000 US [$677,000 Cdn] or $0.03 US [$0.04 Cdn] per share versus a net loss of ($262,000 US) [$336,000 Cdn] or ($0.02 US) [$0.02 Cdn] during the same period last year. Net income before taxes year to date is $1,331,000 US [$1,835,000 Cdn] or $0.09 US [$0.12 Cdn] per share, compared to a net loss before taxes of ($951,000 US) [$1,283,000 Cdn] or ($0.06 US) [$0.09 Cdn] for the first nine months of fiscal 2003. Revenues for the period were $27,434,000 US [$36,065,000 Cdn] versus $34,137,000 US [$47,354,000 Cdn] a year ago. The Company has adequate tax loss carry forwards to cover any income tax expense for this year and as such the income tax expense is a non-cash item in this period.

Leading Brands Chairman and CEO Ralph McRae said: “The key number for us is the comparative change in net income before taxes, year to date, which is a positive swing of $2,282,000 US, or $3,118,000 Cdn.”

Mr. McRae continued: “We continue to see margin improvements in virtually all areas of our company, but most significantly in our US and Canadian branded products and bottling plants. We anticipate that by the first quarter of fiscal 2005 the negative revenue comparison will have been eliminated due to an equalization of the reasons expressed.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Thursday, January 6, 2005, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6715

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.”

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Cool Canadian® Water, TrueBlue Blueberry Cocktail™, Infinity™ and Brand X Originals™.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow) # # #

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2004	2003	2004	2003

Sales	$8,731,984	$12,490,163	$36,064,901	$47,354,806
Expenses (Income)
Cost of sales	6,447,310	9,726,051	25,251,756	36,012,902
Operations, selling, general
& administration expenses	2,593,038	3,039,739	8,638,844	11,058,965
Depreciation and amortization	310,154	398,152	917,658	1,203,917
Interest expense	102,707	109,987	306,349	350,086
Other income from settlements
and sale of assets	32	11,568	(884,932)	11,568
Total Expenses	9,453,241	13,285,497	34,229,675	48,637,438

Net income (loss) before taxes	(721,257)	(795,334)	1,835,226	(1,282,632)

Income tax – current	5,142	-	4,738	-
Income tax – provision future income tax	176,692	35,755	(1,162,898)	946,785

Net income	(539,423)	(759,579)	677,066	(335,847)

Deficit, beginning of period, as
previously reported	(25,636,604)	(22,789,132)	(25,735,980)	(23,212,864)
Adjustment for change in accounting for	-	-		-
stock-based compensation			(1,117,113)
Accumulated deficit, beginning of
period, as restated	(25,636,604)	(22,789,132)	(26,853,093)	(23,212,864)

Deficit, end of period	(26,176,027)	(23,548,711)	(26,176,027)	(23,548,711)

Earnings (Loss) Per Share
Basic	$(0.04)	$(0.05)	$0.04	$(0.02)
Fully diluted	$(0.04)	$(0.05)	$0.04	$(0.02)

Weighted average number of shares
outstanding	15,042,807	15,037,971	15,041,042	14,919,597

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2004	2003	2004	2003

Sales	$7,021,538	$9,369,965	$27,434,496	$34,137,067

Expenses (Income)
Cost of sales	5,184,392	7,296,362	19,229,363	25,969,953
Operations, selling, general
& administration expenses	2,085,107	2,280,375	6,601,932	7,985,255
Depreciation and amortization	249,400	298,689	702,881	870,908
Interest expense	82,589	82,511	234,572	253,295
Other income from settlements
and sale of assets	26	8,678	(664,936)	8,678
Total Expenses	7,601,514	9,966,615	26,103,812	35,088,089

Net income (loss) before taxes	(579,976)	(596,650)	1,330,684	(951,022)

Income tax – current	4,135	-	3,835	-
Income tax – provision future income tax	142,081	26,823	(859,514)	688,764

Net income	(433,760)	(569,827)	475,005	(262,258)

Deficit, beginning of period, as
previously reported	(17,451,636)	(15,368,992)	(17,524,051)	(15,676,561)
Adjustment for change in accounting for
stock-based compensation	-	-	(836,350)	-
Accumulated deficit, beginning of
period, as restated	(17,451,636)	(15,368,992)	(18,360,401)	(15,676,561)

Deficit, end of period	(17,885,396)	(15,938,819)	(17,885,396)	(15,938,819)

Earnings (Loss) Per Share
Basic	$(0.03)	$(0.04)	$0.03	$(0.02)
Fully diluted	$(0.03)	$(0.04)	$0.03	$(0.02)

Weighted average number of shares
outstanding	15,042,807	15,037,971	15,041,042	14,919,597